SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2007

                          012 SMILE.COMMUNICATIONS LTD.
                              (Name of Registrant)

                  25 Hasivim Street, Petach-Tikva, 49170 Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________




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                          012 SMILE.COMMUNICATIONS LTD.

6-K Items

     1. Press Release re 012 Smile.Communications Ltd. Announces Partial Exercise of Over-Allotment Option dated December 4, 2007.




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                                                                          ITEM 1


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Press Release                              Source: 012 Smile.communications Ltd.

012 Smile.Communications Ltd. Announces Partial Exercise of
Over-Allotment Option

Tuesday December 4, 10:41 am ET

PETACH TIKVA, Israel, December 4 /PRNewswire-FirstCall/ -- 012
Smile.Communications (NASDAQ Global Market and TASE: SMLC), announced today that in connection with its initial public offering in the United States that priced on October 31, 2007, the underwriters have exercised their over-allotment option in part and have purchased an additional 315,000 ordinary shares from the Company.

012 Smile.Communications has sold a total of 6,990,000 ordinary shares in the offering (including the over-allotment option shares) at a price to the public of US$12.00 per share, resulting in gross proceeds from the offering of approximately US$83.9 million.

CIBC World Markets Corp. acted as the sole book running manager for the offering, Cowen and Company, LLC acted as co-lead manager, RBC Capital Markets Corporation, Thomas Weisel Partners LLC and Oppenheimer & Co. Inc. acted as co-managers for the offering. This offering of ordinary shares is being made only by means of a prospectus. Copies of the final prospectus may be obtained from CIBC World Markets Corp, Attn: USE Prospectus Department, 425 Lexington Ave, 5th floor, New York, New York 10017, Telephone: +1-212-667-7200 or +1-866-875-5637, or email: useprospectus@us.cibc.com.

A registration statement relating to these securities has been filed with, and declared effective by, the Securities and Exchange Commission. Electronic copies of the registration statement are available via the Securities and Exchange Commission's website at http://www.sec.gov.

This announcement shall not constitute an offer to sell or solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful, prior to registration or qualification under the securities laws of such jurisdiction.

About 012 Smile.Communications

012 Smile.Communications is a growth-oriented communication services provider in Israel with a leading market position, offering a wide range of broadband and traditional voice services. Its broadband services include broadband Internet access with a suite of value-added services, specialized data services and server hosting, as well as new innovative services such as local telephony via voice over broadband and a WiFi network of hotspots across Israel. Traditional voice services include outgoing and incoming international telephony, hubbing, roaming and signalling and calling card services. 012 Smile.Communications services residential and business customers, as well as Israeli cellular operators and international communication services providers through its integrated multipurpose network, which allows it to provide services to almost all of the homes and businesses in Israel.

012 Smile is a 72.4 % owned subsidiary of Internet Gold Golden Lines Ltd. (NASDAQ: IGLD - News) one of Israel's leading communications groups with a major presence across all Internet-related sectors. In addition to 012 Smile, its 100% owned Smile.Media subsidiary manages a growing portfolio of Internet portals and e-Commerce sites. Internet Gold and 012 Smile are part of the Eurocom Communications Group. 012 Smile's shares trade on the NASDAQ Global Market and on the Tel Aviv Stock Exchange.

For additional information about 012 Smile.Communications Ltd., please visit the Company's investors' site at http://www.012.net.



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Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in 012 Smile.Communications' filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

    For Further Information, Please Contact:
    Ms. Idit Azulay
    012 Smile.Communications Ltd
    +972-72-2003848
    i.azulay@smile.net.il




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                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            012 SMILE.COMMUNICATIONS LTD.
                                                  (Registrant)



                                            By /s/Stella Handler
                                               -----------------
                                               Stella Handler
                                               Chief Executive Officer




Date:  December 4, 2007